UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) October 13, 2014

Danaher Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-08089	59-1995548
(Commission File Number)	(IRS Employer Identification No.)

2200 Pennsylvania Avenue, NW, Suite 800W, Washington, D.C.	20037-1701
(Address of Principal Executive Offices)	(Zip Code)

202-828-0850

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On October 13, 2014, Danaher Corporation issued a press release (the “Press Release”) announcing that Danaher has entered into a definitive agreement with NetScout Systems, Inc. (“NetScout”) to combine Danaher’s Communications business with NetScout in a Reverse Morris Trust transaction. The Press Release also included disclosure regarding the Company’s adjusted diluted net earnings per share and core revenue growth performance for the third quarter of 2014 (“third quarter 2014 financial performance”). For purposes of Item 2.02 of this Form 8-K, a copy of the Press Release is furnished herewith as Exhibit 99.1 and the disclosure relating to the Company’s third quarter 2014 financial performance is incorporated by reference herein. This information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 8.01 OTHER EVENTS

For purposes of Item 8.01 of this Form 8-K, a copy of the Press Release is filed herewith as Exhibit 99.1 and incorporated by reference herein (but in each case excluding the disclosure relating to the Company’s third quarter 2014 financial performance, which is furnished pursuant to Item 2.02 above).

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS

(c)	Exhibits:

Exhibit No.	Description

99.1	Press release — “Danaher and NetScout Systems Announce Business Combination”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	Executive Vice President and Chief Financial Officer

Dated: October 13, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release — “Danaher and NetScout Systems Announce Business Combination”